May 9, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company (“Jackson”)
Jackson National Separate Account – I (“Registrant”)
File Nos. 333-178774 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 1 under the Securities Act of 1933, and Amendment No. 351 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The supplement contained in the Amendment includes changes that are in compliance with parameters outlined by Susan Nash and William Kotapish and conveyed to our outside counsel, Joan Boros, in connection with discussions related to the initial registration statement filed on December 28, 2011 for the above referenced File Numbers, and post-effective amendments filed on January 20, 2012 for other of Jackson’s variable annuity products. The changes contained in the supplement provide for the reservation of right to timely change GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available),  and adopt an optional GAWA percentage table in connection with any such change, to respond quickly to changing market conditions, subject to notice and cancellation rights.

The language of the supplement specifically differs from the language submitted to the Securities and Exchange Commission staff on March 22, 2012 by Joan Boros, and discussed subsequently with the Staff, in the following regard. The references to the ranges have been deleted consistent with the Commission staffs’ agreement that not all changes in a rider’s terms need be effected by post-effective amendment and that the disclosure of ranges is not necessary should Registrant determine to effect such changes from time to time by Rule 497 prospectus supplement. Registrant further understands that in determining whether to effect a change by Rule 497 prospectus supplement, the factors it should consider would include any “ripple effect” the change has on other disclosures in the prospectus and whether the change, along with any other changes, would in the aggregate result in a fundamental change that would require a post-effective amendment filing.

The supplement also contains additional information with regard to an optional GAWA percentage table. This feature applies only to the LifeGuard Freedom 6 Net, LifeGuard Freedom 6 Net With Joint Option, LifeGuard Freedom Flex and LifeGuard Freedom Flex With Joint Option GMWBs. In connection with a change of GAWA percentages, as described above, Registrant may continue to offer the existing GAWA percentages, including the age bands, in effect prior to the change, as an Optional GAWA percentage table at an increased charge, subject to the maximum annual charges shown in the fee tables. Any changes to the then current GAWA percentage table would be effected in the same manner by Rule 497 prospectus supplement.  Any changes to the now current maximum 3% charge included in the fee table would be effected by an amendment to the registration statement.

Please note that several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros at Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alberto Zapata
Joan E. Boros